Exhibit 4.25

DESCRIPTION OF EQUITY SECURITIES OF NATURAL RESOURCE PARTNERS L.P.

Common Units

The common units represent limited partner interests in Natural Resource Partners L.P. that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, preferred units and our general partner in and to partnership distributions, see “—Cash Distributions.”

Our outstanding common units are listed on the New York Stock Exchange under the symbol “NRP.”

The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

Status as Limited Partner or Assignee

Except as described under “—The Partnership Agreement—Limited Liability,” the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to us.

Transfer of Common Units

Each purchaser of common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that he has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of the general partner and any liquidator of our partnership as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records as soon as practicable following any transfer.

Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in our partnership for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the purchased common units.

Thus, a purchaser of common units who does not execute and deliver a transfer application:

•
will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Class A Convertible Preferred Units

In March 2017, we issued 250,000 Class A Convertible Preferred Units (the “preferred units”) to certain entities controlled by funds affiliated with The Blackstone Group, L.P. (collectively referred to as “Blackstone”) and certain affiliates of GoldenTree Asset Management LP (collectively referred to as “GoldenTree”) (together the “Preferred Purchasers”) at a price of $1,000 per preferred unit (the “Per Unit Purchase Price”). The preferred units represent limited partner interests in Natural Resource Partners L.P. that entitle the holders to receive cumulative distributions at a rate of 12% per year, up to one half of which we may pay in additional preferred units (such additional preferred units, the “PIK units”). The preferred units have a perpetual term, unless converted or redeemed as described below. For a description of the relative rights and preferences of holders of common units, preferred units and our general partner in and to partnership distributions, see “—Cash Distributions.”

Conversion

After March 2, 2022 and prior to March 2, 2025, the holders of the preferred units may elect to convert up to 33% of the outstanding preferred units in any 12-month period into common units if the volume weighted average trading price of our common units (the “VWAP”) for the 30 trading days immediately prior to date notice is provided is greater than $51.00. In such case, the number of common units to be issued upon conversion would be equal to the Per Unit Purchase Price plus the value of any accrued and unpaid distributions divided by an amount equal to a 7.5% discount to the VWAP for the 30 trading days immediately prior to the notice of conversion. Rather than have the preferred units convert to common units in accordance with the provisions of this paragraph, NRP would have the option to elect to redeem the preferred units proposed to be converted for cash at a price equal to Per Unit Purchase Price plus the value of any accrued and unpaid distributions.

On or after March 2, 2025, the holders of the preferred units may elect to convert the preferred units to common units at a conversion rate equal to the Liquidation Value divided by an amount equal to a 10% discount to the VWAP for the 30 trading days immediately prior to the notice of conversion. The “Liquidation Value” will be an amount equal to the greater of: (1) (a) the Per Unit Purchase Price multiplied by (i) prior to March 2, 2020, 1.50, (ii) on or after March 2, 2020 and prior to March 2, 2021, 1.70 and (iii) on or after March 2, 2021, 1.85, less (b)(i) all Preferred Unit distributions previously made by NRP and (ii) all cash payments previously made in respect of redemption of any PIK Units; and (2) the Per Unit Purchase Price plus the value of all accrued and unpaid distributions.

To the extent the holders of the preferred units have not elected to convert their preferred units by March 2, 2029, we have the right to force conversion of the preferred units into common units at a 10% discount to the VWAP for the 30 trading days immediately prior to the notice of conversion.

Redemption

We have the ability to redeem at any time (subject to compliance with our debt agreements) all or any portion of the preferred units (including PIK Units) for cash at the agreed upon per unit amount, which is calculated as the Per Unit Purchase Price multiplied by (i) prior to March 2, 2020, 1.50, (ii) on or after March 2, 2020 and prior to March 2, 2021, 1.70 and (iii) on or after March 2, 2021, 1.85.

Voting and Approval

The holders of the preferred units have the right to vote together with holders of NRP’s common units, as a single class, on an as-converted basis and have other customary approval rights with respect to changes of the terms of the preferred units. See “—The Partnership Agreement—Voting Rights.” In addition, Blackstone and GoldenTree have certain non-transferrable approval rights over certain matters. See “—The Partnership Agreement—Special Approval Rights of Blackstone and GoldenTree.”

The Partnership Agreement

The following is a summary of the material provisions of our partnership agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our partnership agreement, which is filed as an exhibit our Annual Report on Form 10-K.

Organization and Duration

Our partnership was formed on April 9, 2002 and will remain in existence until dissolved in accordance with our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to serving as a member of the operating company and engaging in any business activities that may be engaged in by the operating company or its subsidiaries or that are approved by our general partner.

The limited liability company agreement of the operating company provides that the operating company may, directly or indirectly, engage in:

•	its operations as conducted immediately before our initial public offering;

•
any other activity approved by our general partner but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as this term is defined in Section 7704 of the Internal Revenue Code; and

•	any activity that enhances the operations of an activity that is described in either of the preceding two clauses.

Our partnership agreement also permits us to engage directly in or enter into any form of corporation, partnership, joint venture, limited liability company or other arrangement to engage in any business activity that is approved by our general partner and that may be conducted lawfully by a Delaware limited partnership.

Notwithstanding the foregoing, our general partner does not have the authority to cause us to engage, directly or indirectly, in any business activity that it reasonably determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner and each person who acquires a unit from a unitholder and executes and delivers a transfer application grants to our general partner (and, if appointed, a liquidator), a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, and in accordance with, our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability

Participation in the Control of Our Partnership. Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law to the same extent as the general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

Unlawful Partnership Distributions. Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business. Our subsidiaries currently conduct business in a number of states. Maintenance of limited liability for Natural Resource Partners, as the sole member of the operating companies, may require compliance with legal requirements in the jurisdictions in which the operating companies conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our member interests in the operating companies or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following matters require the unitholder vote specified below:

Issuance of additional units	Except as described below under “—Special Approval Rights of Blackstone and GoldenTree,” no approval right.
Amendment of partnership agreement
Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority and/or a preferred unit majority. See “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets.	Unit majority. See “—Merger, Sale or Other Disposition of Assets.”
Amendment of the limited liability company agreement and other action taken by us as sole member of the operating company
Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. See “—Action Relating to Operating Company.”

Dissolution of our partnership	Unit majority. See “—Termination and Dissolution.”
Reconstitution of our partnership upon dissolution	Unit majority. See “—Termination and Dissolution”
Withdrawal of the general partner
Our general partner may withdraw as general partner without approval of our unitholders by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. See “—Withdrawal or Removal of the General Partner.”

Removal of the general partner
Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates; provided, however, that after the eighth anniversary of March 2, 2017, the holders of preferred units (or common units issued upon conversion thereof) may, if they hold 66 2/3% of the common units (or would, on conversion of all preferred units), act by written consent to remove the general partner. See “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	The general partner may transfer any or all of its general partner interest without a vote of our unitholders. See “—Transfer of General Partner Interest.
Transfer of ownership interests in the general partner	No approval required at any time. See “—Transfer of Ownership Interests in the General Partner.”
e of additional units
Matters requiring the approval of a “unit majority” require the approval of a majority of the common units and preferred units, on an as-converted basis, voting as a single class. For a description of the terms for conversion of the preferred units into common units, see “—Class A Preferred Units—Conversion.” Except as otherwise described in our partnership agreement, matters requiring the approval of a “preferred unit majority” require the approval of a majority of the preferred units, voting separately as a class with one vote per preferred unit.

Special Approval Rights of Blackstone and GoldenTree

Blackstone has certain non-transferrable approval rights over certain matters, including:

•	the incurrence of new indebtedness or issuance of securities that rank senior to or pari passu with the preferred units, subject to certain exceptions;

•	material changes to NRP’s business;

•	acquisitions, divestitures and capital expenditures in excess of certain dollar thresholds;

•	amendments to material contracts resulting in a cash impact to NRP in excess of certain dollar thresholds;

•	settlement of any litigation or regulatory matter resulting in cash payments by NRP in excess of certain thresholds; and

•	amendments to related party contracts outside of the ordinary course of business.

In addition, GoldenTree has certain more limited approval rights, but will gain additional approval rights under certain circumstances. The approval rights held by Blackstone and GoldenTree will terminate at such time that Blackstone (together with its affiliates) or Golden Tree (together with its affiliates), as applicable, no longer own at least 20% of the total number of preferred units issued on March 2, 2017, together with all PIK units that have been issued but not redeemed (the “Minimum Preferred Unit Threshold”). To the extent any preferred units have converted into common units that are still held by Blackstone (or its affiliates) or GoldenTree (or its affiliates), as applicable, such common units will be deemed to represent a number of preferred units based on the weighted average number of common units issued in each conversion and will count towards the Minimum Preferred Unit Threshold.

Issuance of Additional Securities

Except as described above under “—Special Approval Rights of Blackstone and GoldenTree,” our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

Except as described above under “—Special Approval Rights of Blackstone and GoldenTree,” in accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units that existed immediately prior to each issuance. The holders of common units do not have preemptive rights to acquire additional common units or other partnership securities. Certain holders of preferred units have preemptive rights with respect to the issuance of partnership securities, subject to certain exceptions, including the issuance of securities to the owners of another entity in connection with the acquisition of such entity, the issuance of securities in an at-the-market offering program, the issuance of securities in a firm commitment underwritten public offering in certain circumstances or the issuance of securities pursuant to any plan or program authorized by our general partner or any dividend, split or other reclassification, provided that with respect to any dividend, split or reclassification of parity securities, the preferred units are given ratable treatment. The holders of the warrants shall have preemptive rights (proportional to their common unit ownership on an as exercised basis) with respect to any issuance of common units and rights, options or warrants to purchase common units, and convertible securities (other than PIK units) by NRP, subject to certain exceptions, including the issuance of securities to the owners of another entity in connection with the acquisition of such entity, the issuance of securities in an at-the-market offering program, the issuance of securities in a firm commitment underwritten public offering in certain circumstances or the issuance of securities pursuant to any plan or program authorized by our general partner or any dividend, split or other reclassification.

Amendment of Partnership Agreement

General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•
enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

•	change the duration of our partnership;

•	provide that we are not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

•	give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting together as a single class (including units owned by the general partner and its affiliates).

No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•
a change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating companies nor any of their subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•
an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•
any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	a merger, conversion or conveyance effected in accordance with the partnership agreement; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

•	do not adversely affect the limited partners (including any particular class of limited partners as compared to other classes of partnership interests) in any material respect;

•
are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•
are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in the best interests of us and our limited partners;

•	are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•
are required to effect the intent expressed in the prospectus relating to our initial public offering or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in our partnership.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Actions Relating to Operating Company

Without the approval of a unit majority, our general partner is prohibited from consenting on our behalf as the sole member of the operating company to any amendment to the limited liability company agreement of our operating company or taking any action on our behalf permitted to be taken by a member of our operating company, in each case that would adversely affect our limited partners (or any particular class of limited partners as compared to other classes of limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

Our general partner is generally prohibited, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale exchange or other disposition of all or substantially all of the assets of our subsidiaries; provided that, except as described above under “—Special Approval Rights of Blackstone and GoldenTree,” our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Except as described above under “—Special Approval Rights of Blackstone and GoldenTree,” our general partner may also sell all or substantially all our assets under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in the partnership agreement are satisfied, our general partner may merge our partnership or any of its subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority;

•	the sale, exchange or other disposition of all or substantially all of the assets and properties of our partnership and the subsidiaries;

•	the entry of a decree of judicial dissolution of our partnership; or

•
the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, a unit majority may also elect, within specific time limitations, to reconstitute our partnership and continue its business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•
neither our partnership, the reconstituted limited partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “—Cash Distributions—Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Our general partner may withdraw as general partner without first obtaining approval of our unitholders by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. At any time, the partners of our general partner may sell or transfer all or part of their partnership interests in our general partner interests in our partnership without the approval of the unitholders. See “—Transfer of General Partner Interest.”

Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units agree in writing to continue the business of Natural Resource Partners and to appoint a successor general partner. See “—Termination and Dissolution.”

Except as described below, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

After March 2, 2025, the holders of preferred units (or common units issued upon conversion thereof) may, if they hold 66 2/3% of the common units (or would, on conversion of all preferred units), act by written consent to remove the general partner and provide for the election of a successor general partner.

Our partnership agreement also provides that if NRP (GP) LP is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal, the general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of that interest. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the above-described options are not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of that interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner may transfer all or any part of its general partner interest without first obtaining approval of any unitholder, and that transfer will not constitute a violation of our partnership agreement. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the partners of our general partner may sell or transfer all or part of their partnership interests in our general partner without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove NRP (GP) LP as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (i) any person or group that acquires the units from our general partner or its affiliates, (ii) any transferees of that person or group approved by our general partner, (iii) any person or group who acquires the units with the prior approval of the board of directors of our general partner, (iv) Blackstone or GoldenTree (or their affiliates) and each of their respective transferees with respect to their ownership of preferred units, (v) Blackstone or GoldenTree (or their affiliates) and each of their respective transferees with respect to their ownership of common units issued upon conversion of preferred units, common units issued upon exercise of the warrants or common units otherwise owned on the date of conversion or exercise, (vi) any holder of preferred units in connection with any vote, consent or approval of the holders of the preferred units as a separate class or (vii) any group if the majority of units held by such group are held by Blackstone or GoldenTree (or their respective affiliates) and each of their respective transferees of preferred units with respect to their ownership common units issued upon conversion of preferred units, common units issued upon exercise of the warrants or common units otherwise owned on the date of conversion or exercise.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist, our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, excluding preferred units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class, excluding preferred units, held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

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the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a common unit or a preferred unit has one vote per unit, with the preferred units being voted on an as-converted basis, although additional limited partner interests having special voting rights could be issued. See “—Issuance of Additional Securities.” However, if at any time any person or group, other than (i) our general partner and its affiliates, (ii) a direct or subsequently approved transferee of our general partner or its affiliates, (iii) a person or group who acquires the units with the prior approval of the board of directors, (iv) Blackstone or GoldenTree (or their affiliates) and each of their respective transferees with respect to their ownership of preferred units, (v) Blackstone or GoldenTree (or their affiliates) and each of their respective transferees with respect to their ownership of common units issued upon conversion of preferred units, common units issued upon exercise of the warrants or common units otherwise owned on the date of conversion or exercise, (vi) any holder of preferred units in connection with any vote, consent or approval of the holders of the preferred units as a separate class or (vii) any group if the majority of units held by such group are held by Blackstone or GoldenTree (or their respective affiliates) and each of their respective transferees of preferred units with respect to their ownership common units issued upon conversion of preferred units, common units issued upon exercise of the warrants or common units otherwise owned on the date of conversion or exercise, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substitute limited partner at the written direction of the assignee. See “—Meetings; Voting.” Transferees who do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. See “—Common Units—Transfer of Common Units.”

Non-Citizen Assignees; Redemption

If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem, upon 30 days’ advance notice, the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

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any person who is or was a member, partner, officer, director, employee, agent or trustee of any of our subsidiaries, a general partner or any departing general partner or any affiliate of any of our subsidiaries, a general partner or any departing general partner; or

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any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other necessary appropriate expenses allocable to us or otherwise reasonably incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated our general partner by its affiliates. The general partner is entitled to determine expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Books and Records

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year. We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information.

Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

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information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for sale under the Securities Act of 1933 and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We have also agreed to include any partnership securities held by our general partner or its affiliates in any registration statement that we file to offer partnership securities for cash, except an offering relating solely to an employee benefit plan, for the same period. We are obligated to pay all expenses incidental to the registration of common units for sale, excluding underwriting discounts and commissions.

Cash Distributions

Distributions of Available Cash

General. Within approximately 60 days after the end of each quarter, we will distribute all available cash to our general partner and our unitholders of record on the applicable record date. First, we will make distributions on the preferred units at a rate of 12% per year, up to one half of which we may make in PIK units. We will use all remaining available cash to pay distributions to our general partner and our common unitholders pro rata.

Definition of Available Cash. Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves that the general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner;

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plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

The terms of the preferred units contain certain restrictions on our ability to pay distributions on our common units. To the extent that either (i) our consolidated Leverage Ratio (as defined in our partnership agreement) is greater than 3.25x, or (ii) the ratio of our Distributable Cash Flow (as defined in our partnership agreement) to cash distributions made or proposed to be made is less than 1.2x (in each case, with respect to the most recently completed four-quarter period), we may not increase the quarterly distribution above $0.45 per quarter without the approval of the holders of a majority of the outstanding preferred units. In addition, if at any time after January 1, 2022, any PIK Units are outstanding, we may not make distributions on our common units until we have redeemed all PIK Units for cash.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Manner of Adjustment for Gain. The manner of the adjustment is set forth in the partnership agreement. If our liquidation occurs, we will allocate any gain to the partners in the following manner:

•	First, to our general partner in the amount of certain prior loss allocations to the general partner; and

•	Second, to our general partner and our unitholders (other than holders of preferred units), pro rata.

Manner of Adjustment for Loss. The manner of the adjustment is set forth in the partnership agreement. If our liquidation occurs, we will allocate any loss to the partners in the following manner:

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First, to our general partner and our unitholders (other than holders of preferred units) in proportion to the positive balance in their capital accounts until the capital accounts of the general partner and the unitholders have been reduced to zero without regard to any preferred units then held by the unitholders;

•	Second, to our unitholders (other than holders of preferred units) to the extent of and in proportion to the positive balances in their capital accounts;

•	Third, to the holders of our preferred units, to the extent of and in proportion to the positive balances in their capital accounts; and

•	Fourth, to our general partner.

Manner of Adjustment for Preferred Units. Notwithstanding the foregoing, the partnership agreement provides that if our liquidation occurs and the per unit capital amount of each preferred unit does not equal or exceed the Liquidation Value (as defined in the partnership agreement) after taking into account all other applicable adjustments, then items of income, gain, loss and deduction shall be allocated (or reallocated, as necessary) among the general partner and the unitholders in a manner determined appropriate by the general partner so as to cause, to the maximum extent possible, the per unit capital amount of each preferred unit to equal the Liquidation Value. To the extent the Liquidation Value of a preferred unit exceeds the capital account balance with respect to the preferred unit, the holder of the preferred unit will be entitled to a guaranteed payment in an amount equal to such excess prior to the making of liquidating distributions.

Adjustments to Capital Accounts Upon the Issuance of Additional Units. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or distributions of property or upon liquidation in a manner which results, to the extent possible, in the capital account balance of the general partner equaling the amount which would have been in its capital account if no earlier positive adjustments to the capital accounts had been made.